March 6, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Science 37 Holdings, Inc. – Registration Statement on Form S-3

Ladies and Gentlemen,

Attached please find the Registration Statement on Form S-3 filed by Science 37 Holdings, Inc. (the “Company”) in connection with “shelf” registration for the proposed offering from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, of the securities described in the prospectus to the Registration Statement on Form S-3.

If you have any questions or comments regarding this filing, please call me at (330) 819-1221 or contact me via e-mail at Jurgita.Ashley@ThompsonHine.com. We would appreciate if you could please advise us once your review is completed.

Respectfully,

/s/ Jurgita Ashley
Jurgita Ashley

cc: Christine Pellizzari, Science 37 Holdings, Inc. (Christine.Pellizzari@science37.com; 984-377-3737)